Exhibit 99.1

The Scotts Miracle-Gro Company

ScottsMiracle-Gro Announces Executive Team Changes

Two key executives elevated to advance next phase of growth strategy;
CFO to depart December 31; Transition plan in place

MARYSVILLE, Ohio, November 26, 2024 – The Scotts Miracle-Gro Company (NYSE: SMG), the world’s largest marketer of branded consumer lawn and garden as well as a leader in indoor and hydroponic growing products, today announced expanded responsibilities for two executive team members along with a transition plan for the chief financial officer.

Chief Operating Officer Nate Baxter has been named president and COO with responsibilities for executing Company strategies and overseeing brands, sales, supply chain, marketing, R&D and information technology. Chris Hagedorn, division president leading wholly-owned Hawthorne Gardening Company subsidiary, has been named executive vice president and chief of staff to Chairman and CEO Jim Hagedorn with responsibilities for Company strategy and corporate affairs, including corporate communications and government relations, as well as oversight of the Hawthorne business. The chief of staff position is new on the executive team.

Matt Garth will depart as chief financial officer on December 31, 2024. Mark Scheiwer, who has served as VP and treasurer since December 2022, will become interim CFO and chief accounting officer on January 1, 2025. Garth, who also was chief administrative officer, will help facilitate a seamless transition during the time leading up to January 1. Scheiwer has more than 13 years of experience in a wide range of finance leadership roles at ScottsMiracle-Gro. The Company will conduct a search for a permanent CFO with the assistance of an executive search firm that is expected to consider internal and external candidates.

“We’re in the next phase of our transformation to build upon the meaningful gains we’ve made to strengthen our world-class, market-leading consumer franchise and strategically shift our Hawthorne subsidiary,” said Jim Hagedorn. “We’re poised to drive further expansion in the consumer segment while maintaining our focus on deleveraging and optimizing the balance sheet. The profitability potential of Hawthorne will continue to improve as we execute its turnaround.

“Nate and Chris are strong and trusted partners who complement one another well. Nate has established a track record of operational efficiency and discipline to capture new areas of value creation and has fostered cross-functional collaboration. Chris is a strategic thinker with proven management expertise and deep knowledge of our Company and the industries in which we compete. Together, they add to a resilient and powerful leadership team and bring extensive experience and capabilities to drive improved performance on many fronts as we advance our three-year growth plan.”

Nate Baxter and Chris Hagedorn Details

Baxter joined ScottsMiracle-Gro in April 2023 as executive vice president of technology and operations with a reputation of leading organizations to deliver results. He was named COO in September 2023. Previously, he was president of TEL U.S., a Tokyo Electron Ltd. subsidiary that manufactures semiconductor and flat-panel manufacturing equipment and worked with Intel Corporation in technology, supply chain, strategy and management.

Chris Hagedorn joined the Company in 2011 with previous experience at a New York strategy, marketing and communications agency. During his tenure with the Company, he served in positions with increasing responsibility. In addition to the Hawthorne business reporting to him, he oversees the wholly-owned Hawthorne Collective established in 2021 to strategically invest in emerging areas of the legal cannabis industry.

CFO Transition

Garth joined ScottsMiracle-Gro as CFO two years ago when the Company was in the midst of stabilizing the organization and executing the Project Springboard cost-cutting initiative.

Exhibit 99.1

“Matt joined us at a critical time, providing much-needed guidance and a steady hand to get us to the next phase in our journey,” Jim Hagedorn said. “We appreciate his dedication and contributions. Under his leadership, the Company has delivered on many key financial priorities. Matt has been a valued partner to me, and I know he will succeed in his future endeavors.”

Garth’s planned departure did not result from any disagreement with the Company or any matter relating to the Company’s financial reporting, policies or practices.

Garth said, “ScottsMiracle-Gro is well positioned for growth, as illustrated by the progress against our financial goals. I look forward to collaborating with the entire team to help ensure the Company sustains this momentum. While I appreciate the opportunities afforded me, I am looking forward to taking my career to the next level, enabling me to use my experience and expertise to drive growth and value for another industry-leading company.”

Scheiwer, a CPA, joined the Company in September 2011 and has held financial roles with increasing responsibility, such as corporate controller, operations finance, enterprise risk management, treasury and tax. As treasurer, he has maintained strong relationships with financial institutions, auditors and investors on behalf of the Company. He previously held a senior audit position with Ernst & Young on large SEC engagements with experience in dispositions, acquisitions, SEC and financial reporting, debt and equity offerings and restructurings.

“Mark brings significant experience to the interim CFO position that is grounded in the many roles he has held throughout his more than 13 years with our Company,” Jim Hagedorn said. “He provided stability during our most challenging financial times through his strong leadership and by successfully managing critically important external relationships. I’m confident in his ability to ensure a smooth and seamless transition.”

To further augment the Company’s financial capabilities, Stefan Selig will serve as a senior advisor to the executive team on strategic and financial matters. Selig, the former U.S. Undersecretary of Commerce, is a highly accomplished finance leader and board director with a reputation of being a trusted counselor to leading companies and investors.

Additionally, the Company is reaffirming the fiscal 2025 guidance that was provided during its fiscal 2024 year-end earnings call on November 6.

About ScottsMiracle-Gro
With approximately $3.6 billion in sales, the Company is the world’s largest marketer of branded consumer products for lawn and garden care. The Company’s brands are among the most recognized in the industry. The Company’s Scotts®, Miracle-Gro®, and Ortho® brands are market-leading in their categories. The Company’s wholly-owned subsidiary, The Hawthorne Gardening Company, is a leading provider of nutrients, lighting, and other materials used in the indoor and hydroponic growing segment. For additional information, visit us at www.scottsmiraclegro.com.

For investor inquiries:
Aimee DeLuca
Sr. Vice President, Investor Relations
aimee.deluca@scotts.com
(937) 578-5621

For media inquiries:
Tom Matthews
Chief Communications Officer
tom.matthews@scotts.com
(937) 644-7044